UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of December 2023

Commission File Number: 001-37353

SCINAI IMMUNOTHERAPEUTICS LTD.

(Translation of registrant’s name into English)

Jerusalem BioPark, 2nd Floor

Hadassah Ein Kerem Campus

Jerusalem, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

This Report on Form 6-K is hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File No. 333-271293 and File No. 333-239344) and Form F-3 (File No. 333-274078), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On December 29, 2023, Scinai Immunotherapeutics Ltd. (the “Company”) entered into inducement offer letter agreements (the “Inducement Letter”) with certain holders (the “Holders”) of the Company’s existing warrants to purchase (i) 1,460,000 of the Company’s American Depositary Shares, each representing 400 ordinary shares of the Company, no par value (“ADSs”), at an exercise price of $5.00 per ADS issued on December 20, 2022 (the “December 2022 Warrants”) and (ii) 1,146,552 ADSs at an exercise price of $1.16 per ADS issued on September 19, 2023 (the “September 2023 Warrants” and together with the December 2022 Warrants, the “Existing Warrants”).

Pursuant to the Inducement Letter, the Holders agreed to exercise for cash their Existing Warrants to purchase an aggregate of 2,606,552 ADSs at a reduced exercise price of $0.65 per ADS in consideration of the Company’s agreement to issue to the Holders new warrants (the “New Warrants”), as described below, to purchase up to an aggregate of 5,213,104 ADSs (the “New Warrant ADSs”), at an exercise price of $0.65 per ADS. The Company expects to receive aggregate gross proceeds of approximately $1.69 million from the exercise of the Existing Warrants by the Holders, before deducting placement agent fees and other offering expenses payable by the Company. The New Warrants will have a term of exercise of (i) three years in the case of the New Warrants issued to the Holders of the December 2022 Warrants (2,920,000 New Warrants) and (ii) five and one half years in the case of the New Warrants issued to the Holders of the September 2023 Warrants (2,293,104 New Warrants).

The Company has engaged H.C. Wainwright & Co., LLC (the “Placement Agent”) to act as its exclusive placement agent in connection with the transactions contemplated by the Inducement Letter and has agreed to pay the Placement Agent a cash fee equal to 7.0% of the aggregate gross proceeds received from the Holders’ exercise of the Existing Warrants, as well as a management fee equal to 1.0% of the gross proceeds from the exercise of the Existing Warrants. The Company has also agreed to issue to the Placement Agent or its designees warrants (the “Placement Agent Warrants”) to purchase up to 156,393 ADSs (representing 6.0% of the Existing Warrants being exercised) which will have the same terms as the New Warrants except the Placement Agent Warrants will have an exercise price equal to $0.8125 per ADS (125% of the reduced exercise price of the Existing Warrants). The Placement Agent Warrants will be immediately exercisable from the date of issuance until (i) the third anniversary of such date with respect to Placement Agent Warrants to purchase an aggregate of 87,600 ADSs and (ii) the five and one half year anniversary of such date with respect to Placement Agent Warrants to purchase an aggregate of 68,793 ADSs. In addition, the Company has also agreed to pay the Placement Agent $35,000 for non-accountable expenses and $15,950 for clearing fees.

As soon as practicable, the Company shall file a registration statement on Form F-3 (or other appropriate form if the Company is not then F-3 eligible) providing for the resale by the Holders of the New Warrant ADSs issued and issuable upon exercise of the New Warrants. The Company agreed to use commercially reasonable efforts to cause the registration statement to become effective within ninety (90) calendar days following the date of the Inducement Letter and to keep the registration statement effective at all times until no holder of the New Warrants owns any New Warrants or New Warrant ADSs.

The closing of the transactions contemplated pursuant to the Inducement Letter is expected to occur on or about January 3, 2023 (the “Closing Date”), subject to satisfaction of customary closing conditions. The Company expects to use the net proceeds from these transactions for general working capital, research and development, and general corporate purposes.

The resale or the issuance of the ADSs, as applicable, representing the Company’s ordinary shares underlying the Existing Warrants have been registered pursuant to an existing registration statement on Form F-1 (File No. 333-267648) declared effective by the Securities and Exchange Commission (the “SEC”) on December 15, 2022 in the case of the December 2022 Warrants and on Form F-1 (File No. 333-275217) declared effective by the SEC on December 26, 2023 in the case of the September 2023 Warrants.

The New Warrants, Placement Agent Warrants, the New Warrant ADSs and the ADSs issuable upon the exercise of the Placement Agent Warrants are being offered and sold pursuant to an exemption from the registration requirements under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”). The Holders have represented that they are accredited investors as defined in Rule 501 of Regulation D promulgated under the Securities Act and have acquired such securities as principal for their own account and have no arrangements or understandings for any distribution thereof. The offer and sale of the foregoing securities is being made without any form of general solicitation or advertising. The New Warrants, Placement Agent Warrants, the New Warrant ADSs and the ADSs issuable upon the exercise of the Placement Agent Warrants have not been registered under the Securities Act or applicable state securities laws. Accordingly, such securities may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation to buy nor shall there be any sale of the securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Terms of the New Warrants

Duration and Exercise Price

Each New Warrant will have an exercise price equal to $0.65 per ADS. The New Warrants will be immediately exercisable from the date of issuance until the (i) third year anniversary of the date of issuance of the 2,920,000 New Warrants issued to the Holders of the December 2022 Warrants and (ii) five and one half year anniversary of the date of issuance of the 2,293,104 New Warrants issued to the Holders of the September 2023 Warrants. The exercise price and number of New Warrant ADSs issuable upon exercise of the New Warrants is subject to appropriate adjustment in the event of share dividends, share splits, subsequent rights offerings, reorganizations, or similar events affecting the Company’s ordinary shares or ADSs.

Exercisability

The New Warrants will be exercisable, at the option of each holder, in whole or in part, by delivering to the Company a duly executed exercise notice accompanied by payment in full for the number of ADSs purchased upon such exercise (except in the case of a cashless exercise as discussed below). A holder (together with its affiliates) may not exercise any portion of such holder’s New Warrants to the extent that the holder would own more than 4.99% (or, at the election of the holder, 9.99%) of the Company’s outstanding ordinary shares immediately after exercise, except that upon prior notice from the holder to the Company, the holder may increase or decrease the amount of ownership of the Company’s outstanding ordinary shares after exercising the holder’s New Warrants up to 9.99% of the number of the Company’s outstanding ordinary shares immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the New Warrants, provided that any increase will not be effective until 61 days following notice to the Company.

Cashless Exercise

If, at the time a holder exercises its New Warrants, a registration statement registering the resale of the New Warrant ADSs by the holder under the Securities Act is not then effective or available, then in lieu of making the cash payment otherwise contemplated to be made to the Company upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part), the net number of ADSs determined according to a formula set forth in the New Warrants.

Trading Market

There is no established trading market for the New Warrants, and the Company does not expect an active trading market to develop. The Company does not intend to apply to list the New Warrants on any securities exchange or other trading market. Without a trading market, the liquidity of the New Warrants will be extremely limited.

Rights as a Shareholder

Except as otherwise provided in the New Warrants or by virtue of the holder’s ownership of the ADSs, such holder of New Warrants does not have the rights or privileges of a holder of the ADSs, including any voting rights, until such holder exercises such holder’s New Warrants. The New Warrants will provide that the holders of the New Warrants have the right to participate in distributions or dividends paid on the Company’s ordinary shares.

Fundamental Transactions

If at any time the New Warrants are outstanding, the Company, either directly or indirectly, in one or more related transactions effects a Fundamental Transaction (as defined in the New Warrant), a holder of New Warrants will be entitled to receive, upon exercise of the New Warrants, the kind and amount of securities, cash or other property that such holder would have received had they exercised the New Warrants immediately prior to the Fundamental Transaction. As an alternative, and at the holder’s option in the event of a Fundamental Transaction, exercisable at any time concurrently with, or within 30 days after, the consummation of the Fundamental Transaction (or, if later, the date of the public announcement of the applicable Fundamental transaction), the Company shall purchase the unexercised portion of the Warrant from the holder by paying to the holder an amount of cash equal to the Black Scholes Value (as defined in the New Warrant) of the remaining unexercised portion of the New Warrant on the date of the consummation of such Fundamental Transaction.

Waivers and Amendments

The New Warrants may be modified or amended or the provisions of the New Warrants waived with ours and the holder’s written consent.

The descriptions of the Inducement Letter, New Warrants and Placement Agent Warrants set forth in this Report of Foreign Private Issuer on Form 6-K are qualified in their entirety by reference to the full text of those documents, which are attached hereto as Exhibits 10.1, 10.2 and 10.3, respectively. The Inducement Letter contains customary representations, warranties and covenants by us which were made only for the purposes of such agreements and as of specific dates, were solely for the benefit of the parties to such agreements and may be subject to limitations agreed upon by the contracting parties.

Exhibit No.	Description
10.1	Form of Inducement Letters
10.2	Form of New Warrants
10.3	Form of Placement Agent Warrants

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Scinai Immunotherapeutics Ltd.

Date: January 2, 2024	By:	/s/ Amir Reichman
Amir Reichman
Chief Executive Officer

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